July 30, 2024

Mark Boelke
Chief Financial Officer
Entravision Communications Corp
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404

       Re: Entravision Communications Corp
           10-K filed March 14, 2024
           10-Q filed May 2, 2024
           8-K filed May 2, 2024
           File No. 001-15997
Dear Mark Boelke:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology